Exhibit 99.1

DHT HOLDINGS, INC. REPORTS SECOND QUARTER 2010 RESULTS AND DECLARES QUARTERLY DIVIDEND

ST. HELIER, Channel Islands, August 26, 2010 -- DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Highlights

●	The Board of Directors of DHT (the “Board”) declared a cash dividend of $0.10 per share for the quarter payable on September 17, 2010 for shareholders of record as of September 9, 2010.
●
Revenues of $21.1 million reflect no profit-sharing contribution due to continued weakness in spot rates. Additionally, revenues were impacted by an underperformance related bunker claim totaling $ 1.2 million due to an unexpected delay in scrubbing of the hulls of the VLCCs.

●	Adjusted for interest rate swap expenses, net loss was $1.0 million, or $0.02 per share. Net loss including swap expenses was $2.0 million, or $0.04 per share.
●	The results for the second quarter also reflect increased vessel operating expenses and higher costs related to the CEO change and the settlement with MMI.
●	Cash on hand at quarter-end was $54 million.
●	DHT’s Board concluded the executive search naming Svein Moxnes Harfjeld President and CEO; expanded management team with appointment of Trygve P. Munthe as COO.

DHT will host a conference call at 8:00 a.m. EDT today to present the results for the quarter. See below for further details.

Second Quarter Results

The Company today reported revenues for the period from April 1 to June 30, 2010, of $21.1 million, compared to revenues of $26.2 million for the prior-year period. The decrease in year-over-year revenues primarily reflects the lack of revenues under the Company's profit-sharing arrangements with OSG1 as charterer of DHT’s vessels and a $1.2 million underperformance bunker claim. In the comparable 2009 period, the Company realized $4.2 million in additional revenues under the Company's profit-sharing arrangements.

The Company reported a net loss of $2.0 million, or $0.04 per diluted share, for the second quarter of 2010, compared to net income of $5.0 million, or $0.10 per diluted share, for the second quarter of 2009. After adjusting for non-cash financial items related to interest rate swaps, net loss for the second quarter of 2010 was $1.0 million, or $0.02 per share. Free cash flow from operations was $6.0 million, or $0.12 per share2.

Randee Day, Acting Chief Executive Officer, stated, “We are pleased that the reliability of our contracted revenues and stable vessel values enables the company to pay a dividend again this quarter of $0.10 per share. As previously advised, this quarter was impacted by the costs associated with our CEO change and the MMI settlement. These additional expenses increased G&A by $1.1 million. Also, our results were impacted by higher vessel operating expenses related to additional work and purchase of spare parts in connection with our two interim surveys as well as an underperformance claim due to an unexpected delay in scrubbing of the hulls of the VLCC’s. ”

1)
Through the profit-sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel's TCE earnings above $35,000 per day.

2)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization. Please refer to the table on page 9 for a reconciliation between net income and free cash flow from operations after contractual debt service.

Management Announcement

On August 4, 2010, DHT announced that effective September 1, 2010, Svein Moxnes Harfjeld will join DHT as President and Chief Executive Officer, and Trygve P. Munthe will join the Company as Chief Operating Officer. Randee Day, a Board member who has been serving as acting CEO since April, will continue her Board service as a non-executive director.

Harfjeld and Munthe have over 40 years of combined experience and proven track records in the shipping industry. Harfjeld was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. Munthe most recently served as Director with the Norwegian shipowner Arne Blystad. He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen.

Additional Second Quarter 2010 Financial Information

Of the $21.1 million of revenues for the first quarter of 2010, $16.4 million relates to the seven vessels on time charter and $4.7 million relates to the two vessels on bareboat charter. After adjusting for the underperformance bunkers claim, the VLCCs earned an average TCE of $33,500 per day, the two Aframax tankers which operate in the Aframax International pool earned an average TCE of $24,800 per day and the Aframax tankers, Overseas Ania and Overseas Rebecca earned $19,200 per day. The Suezmax tankers, Overseas Newcastle and Overseas London earned $26,300 per day and $26,600 per day respectively under their bareboat charters.

The revenue days for the second quarter of 2010 were 253 for the VLCCs and 357 for the Aframaxes. Total off-hire for running repairs and mandatory inspections amounted to 27 days during the second quarter of 2010 of which 19 days related to Overseas Regal completing its Class Interim Survey. Following completion of this survey, no vessel is scheduled to undergo any mandatory Class Survey until the second quarter of 2011.

DHT’s vessel expenses for the quarter, including insurance costs, were $8.9 million. The vessel expenses were impacted by additional work undertaken and acquisition of spare parts in connection with the two scheduled interim class surveys performed in the first half of the year.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $7.1 million. General and administrative expenses were $2.4 million and included costs related to management change and legal cost related to the proxy contest with MMI.

Net finance expenses of $4.8 million included a gain on interest rate swaps of $2.0 million and amortization of unrealized loss on interest rate swaps of $3.0 million.

At the end of the second quarter, the Company’s cash balance was $54 million. The Company remains in compliance with its financial covenants.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 8:00 a.m. EDT today to discuss the results for the second quarter. All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1-866-239-0753 within the United States and +44 207 136 2052 for international calls The passcode is “DHT”. A live webcast of the conference call and a presentation will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through September 9, 2010 by calling toll free 1-866-932-5017 within the United States or +44 207 111 1244 for international callers. The passcode for the replay is 5749376#. A webcast of the replay will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED INCOME STATEMENT ($ in thousands except per share amounts)

	2Q 2010	2Q 2009	1H 2010	1H 2009
	Apr. 1 - Jun.	Apr. 1 - Jun.	Jan. 1 - Jun.	Jan. 1 - Jun.
	30, 2010	30, 2009	30, 2010	30, 2009
	Unaudited	Unaudited	Unaudited	Audited

Shipping revenues	$21,080	$26,205	$44,733	$56,015

Operating expenses
Vessel expenses	8,886	8,155	17,302	15,245
Depreciation and amortization	7,080	6,587	14,088	13,052
General and administrative expenses	2,370	1,000	4,197	2,109
Total operating expenses	18,336	15,742	35,587	30,406

Income from vessel operations	2,744	10,463	9,146	25,609

Interest income	32	122	51	216
Interest expense	(3,821)	(4,965)	(7,753)	(9,838)
Fair value gain/(loss) on derivative instruments	(982)	1,842	(1,970)	(1,666)
Other financial income/(expenses)	-	(2,452)	(3,710)	(2,452)

Net income / profit for the period	$(2,027)	$5,010	(4,236)	11,869

Basic net income per share	(0.04)	0.10	(0.09)	0.27
Diluted net income per share	(0.04)	0.10	(0.09)	0.27

Weighted average number of shares (basic)	48,731,228	48,472,202	48,709,857	44,303,149
Weighted average number of shares (diluted)	48,731,228	48,583,448	48,709,857	44,358,772

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$(2,027)	$5,010	(4,236)	11,869
Other comprehensive income:
Cash flow hedges	3,030	4,574	9,090	7,243

Total comprehensive income for the period	$1,003	$9,584	4,854	19,112

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Jun. 30, 2010	Dec. 31, 2009
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	$54,034	$72,664
Voyage receivables from OSG	-	-
Prepaid expenses	764	1,329
Prepaid technical management fee to OSG	1,579	1,958

Total current assets	56,377	75,951

Vessels, net of accumulated depreciation	426,948	441,036
Other long-term receivables	1,223	984
Total assets	484,548	517,971

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,520	$6,250
Derivative financial instruments	7,028	11,779
Deferred shipping revenues	7,898	7,898
Total current liabilities	22,446	25,927

Long term liabilities
Long-term debt	265,136	293,041
Derivative financial instruments	4,277	6,646
Other long term-liabilities	536	433
Total long-term liabilities	269,949	300,120

Total liabilities	292,395	326,047

Shareholders' equity
Common stock	487	487
Paid-in additional capital	239,971	239,624
Retained earnings/(deficit)	(43,032)	(33,824)
Accumulated other comprehensive income/(loss)	(5,273)	(14,363)
Total stockholders’ equity	192,153	191,924

Total liabilities and stockholders’ equity	$484,548	$517,971

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	2Q 2010	2Q 2009	1H 2010	1H 2009
	Apr. 1- Jun.	Apr. 1- Jun.	Jan. 1 - Jun.	Jan. 1 - Jun.
	30, 2010	30, 2009	30, 2010	30, 2009
	Unaudited	Unaudited	Unaudited	Audited
Cash Flows from Operating Activities:
Net income	$(2,027)	$5,010	$(4,236)	$11,869
Items Included in net income not effecting cash flow:
Depreciation and amortization	7,128	6,634	14,183	13,147
Amortization related to interest and swap expense	982	(1,842)	1,969	1,666
Deferred compensation related to options and restricted stock	103	136	347	445

Changes in operating assets and liabilities:
Receivables	-	3,024	-	4,544
Prepaid expenses	986	(1,809)	705	(1,736)
Accounts payable, accrued expenses and deferred revenue	2,349	3,084	1,374	(2,002)

Net cash provided by operating activities	9,521	14,237	14,342	27,933

Cash Flows from Investing Activities:
Investments in vessels	-	(1,482)	-	(1,482)
Net cash used in investing activities	-	(1,482)	-	(1,482)

Cash flows from Financing Activities
Issuance/(buy back) of common stock	-	38,400	-	38,400
Issuance of long-term debt, net of acquisition costs	-	-	-	-
Cash dividends paid	(4,876)	(12,169)	(4,972)	(23,949)
Deferred offering costs	-	-	-	-
Repayment of long-term debt	-	(50,000)	(28,000)	(50,000)
Net cash provided by / (used in) financing activities	(4,876)	(23,769)	(32,972)	(35,549)

Net increase/(decrease) in cash and cash equivalents	4,645	(11,014)	(18,630)	(9,098)
Cash and cash equivalents at beginning of period	49,389	60,936	72,664	59,020
Cash and cash equivalents at end of period	54,034	49,922	54,034	49,922

Interest paid	$3,703	$4,979	$7,977	$9,877

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY ($ in thousands except shares) Unaudited

	Common Stock		Paid-in		Cash
	Shares	Amount	Additional	Retained	Flow	Total
			Capital	Earnings	Hedges	equity

Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				11,869	7,243	19,112
Cash dividends declared and paid				(23,949)		(23,949)
Issue of common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		445			445
Balance at June 30, 2009	48,675,897	$487	$239,320	$(38,801)	$(19,175)	$181,831

Balance at January 1, 2010	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income				(4,236)	9,090	4,854
Cash dividends declared and paid				(4,972)		(4,972)
Issue of common stock						-
Compensation related to options and restricted stock	26,284		347			347
Balance at June 30, 2010	48,702,181	$487	$239,971	$(43,032)	$(5,273)	$192,153

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2010

Basis for preparation
The condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Significant accounting policies
The condensed financial statements have been prepared in accordance with historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the IFRS conversion document included with the first quarter 2009 results published on May 19, 2009.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS. There are no differences in the statements of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	2Q 2010	2Q 2009	1H 2010	1H 2009
	Apr. 1 - Jun.	Apr. 1 - Jun.	Jan. 1 - Jun.	Jan. 1 - Jun.
	30, 2010	30, 2009	30, 2010	30, 2009
	Unaudited	Unaudited	Unaudited	Audited
Net income	$(2,027)	$5,010	(4,236)	11,869
Amortization of unrealized loss of interest rate swaps	3,030	4,574	9,090	7,243
Fair value (gain)/loss on derivative financial instruments	(2,048)	(6,416)	(7,120)	(5,577)
Depreciation and amortization	7,080	6,587	14,088	13,052
Free cash flow from operations after contractual debt service	$6,035	$9,755	$11,822	$26,587

Free cash flow from operations after contractual debt service per share	0.12	0.20	0.24	0.60

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtmaritime.com and eu@tankersservices.com